NEWS RELEASE:	PARAMOUNT RESOURCES LTD. ANNOUNCES TENDER OFFER FOR 8 1/2% SENIOR NOTES DUE 2013

Calgary, November 10, 2010 – Paramount Resources Ltd. (“Paramount” or the “Company”) announced today that its wholly-owned subsidiary, 1339351 Alberta Ltd. (the “Offeror”), has commenced a cash tender offer (the “Tender Offer”) for any and all of the US$90.2 million aggregate principal amount of the Company’s 8 1/2% Senior Notes due 2013 (CUSIP No. 699320AC1) not already held by the Offeror (the “Notes”).  The Tender Offer is described in an Offer to Purchase dated November 10th, 2010 (the “Offer to Purchase”).  The Tender Offer will expire at 11:59 p.m., New York City time, on Thursday, December 9, 2010 unless extended or earlier terminated (the “Expiration Date”).

Holders who validly tender their Notes on or prior to the Expiration Date shall receive the tender offer consideration equal to US$1,002.50 per US$1,000 principal amount of Notes, plus any accrued and unpaid interest on the Notes up to, but excluding, the payment date for Notes (the “Tender Consideration”).

The Tender Offer is subject to a number of conditions that are set forth in the Offer to Purchase, including, without limitation, the receipt by the Company of net proceeds from new debt and/or equity financing on terms acceptable to it and in an amount that is sufficient to pay the Tender Consideration in respect of all Notes (regardless of the actual amount of Notes tendered) plus estimated fees and expenses relating to the Offer, as more fully described in the Offer to Purchase.

Paramount has engaged Scotia Capital (USA) Inc. as a Dealer Manager for the Offer.  Persons with questions regarding the Tender Offer should contact Scotia Capital (USA) Inc. at 1-800-372-3930 (toll free).   Requests for copies of the Offer to Purchase or other tender offer materials may be directed to Global Bondholders Services, Inc. the Information Agent, at (866) 470-3900.

This press release does not constitute an offer to purchase the Notes.   The Tender Offer is made solely pursuant to the Offer to Purchase.  The Tender Offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount’s Class A Common Shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

Paramount Resources Ltd.

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Phone: (403) 290-3600

Fax: (403) 262-7994

Advisory Regarding Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact.  This news release contains forward-looking statements with respect to the timing and completion of the Tender Offer and debt and/or equity offerings.  Although Paramount believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on them because Paramount cannot give any assurance that such expectations will prove to be correct.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic, business and market conditions, industry conditions, stock market and commodity price volatility and difficulty in obtaining required regulatory approvals.  Paramount undertakes no obligation to update its forward-looking statements except as required by applicable laws.